December 8, 2008

Via Edgar and E-mail

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C.  20549

RE:	Facet Biotech Corporation
Registration Statement on Form 10 (as amended)
File no. 1-34154

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Facet Biotech Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on December 8, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please call Howard Clowes of DLA Piper LLP (US), counsel to the Company, at 415.836.2510.

Sincerely,

Facet Biotech Corporation

By:	/s/ Andrew Guggenhime
Name:	Andrew Guggenhime
Title:	Chief Financial Officer

cc:	DLA Piper LLP (US)
J. Howard Clowes, Esq. (via e-mail: howard.clowes@dlapiper.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)